

October 23, 2012

Via E-mail
Mr. Stephen M. Robb
Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

      **RE:**   **The Clorox Company**
              **Form 10-K for the Year Ended June 30, 2012**
              **Filed August 24, 2012**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed September 28, 2012**
              **File No. 1-7151**

Dear Mr. Robb:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Item 8. Financial Statements and Supplementary Data, page 23

1. In future filings, please also incorporate into this Item the audit report on page 26 of Exhibit 99.1.

Exhibit 99.1

Management's Discussion and Analysis, page 1

Diluted Net Earnings Per Share From Continuing Operations, page 5

2. Here and elsewhere throughout the filing such as, but not limited to, your segment MD&A discussions for the Lifestyle and International segments, when you present or discuss

changes between periods in a non-GAAP measure as an amount or percentage, please ensure that you do so in the same manner with the comparable GAAP measure in future filings. Refer to Item 10(e) of Regulation S-K. Please show us supplementally what your revisions will look like.

Credit Arrangements, page 14

3. You present EBITDA and EBITDA ratio. Since these measures include additional adjustments not included in EBITDA as commonly defined, please retitle them in future filings to more clearly convey this fact. One option may be to call them Adjusted EBITDA and Adjusted EBITDA ratio. Similarly revise the titles used for EBIT and EBIT margin throughout future filings, since you say on page 23 that they exclude goodwill impairment charges.

Critical Accounting Policies and Estimates, page 19

Valuation of Intangible Assets and Property, Plant and Equipment, page 20

Goodwill, page 20

4. You disclosed that during the fourth quarter of fiscal year 2012, you reassessed the structure of your International reporting units based on changes in your international management structure. As a result, your International reporting units for goodwill impairment testing purposes are Canada, Latin America and Rest of World. You also indicate that your reporting units are components of your business that are either operating segments or one level below and operating segment for which discrete financial information is available that is reviewed by the managers of the respective operating segments. Please provide the following:
- Please tell us what changes were made to your international management structure;
- Please tell us how you determined that Canada, Latin America and Rest of World are your reporting units for goodwill impairment testing purposes as opposed to a lower level like you used in the prior year;
- Please tell us whether Canada, Latin America and Rest of World are operating segments or components of an operating segment. If they are not operating segments, please tell us the operating segments of your International reportable segment. Refer to ASC 280-10-50-1; and
- Tell us who the operating segment managers in the International reportable segment are and whether any of them review results below the Canada, Latin America and Rest of World levels and, if so, what information is reviewed.

Financial Statements

Note 12.  Other Contingencies and Guarantees, page 47

Contingencies, page 47

5.  With regards to the Petroplus matter, you indicated that prior to August 2012 you viewed the potential loss in excess of amounts accrued in connection with the matter as remote.  Based on the proceedings in August, you now believe that it is reasonably possible that a loss could be incurred in this matter in excess of amounts accrued, although you are unable to reasonably estimate the amount of any such additional loss. While it may be premature to conclude that a loss related to the Petroplus matter is probable, it is not clear to us why you are unable to estimate the amount of possible loss or a range of possible losses.  In this regard, it would appear that either the amount of the judgment awarded to Petroplus (approximately $34 million including interest and foreign exchange fluctuation), or the range of amounts from $0 to the amount of judgment awarded to Petroplus, could possibly reflect an appropriate estimate of either the reasonably possible loss or the range of reasonably possible losses.  Please revise or advise, accordingly.  If you continue to conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) for the Petroplus matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Exhibit 99.3

6.  In future filings, please identify earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, noncash goodwill impairment and interest expense as being a non-GAAP measure when it is presented or discussed and include the disclosures required by Item 10(e) of Regulation S-K.  Please also use consistent terminology in referring to this measure throughout the filing, if this happens to be the same measure you refer to as EBIT in Exhibit 99.1.

7.  Please include a line item for income taxes in the reconciliation from the GAAP measure to adjusted after tax profit in future filings.

Definitive Proxy Statement on Schedule 14A filed on September 28, 2012

Our Peer Group, page 25

8.  We note disclosure that you place particular emphasis on targeting total compensation to within 15% of your compensation peer group.  In future filings, please disclose where actual

total compensation payments fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

<u>Annual Incentives, page 27</u>

9. In future filings, please enhance the disclosure relating to how the application of the formula for determining annual cash incentive compensation resulted in the final EIC Plan payout for each of the named executive officers. Consider the extent to which an illustrative example would assist readers in understanding how an actual payout resulted from achievement of each of the financial performance objectives and the strategic metrics and how the weighting and calculation of each of the components of the plan resulted in the final EIC Plan payout.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief